SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐  No     ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Second Quarter 2018 Results

Monterrey, Mexico, July 27, 2018 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the second quarter of 2018.

FINANCIAL HIGHLIGHTS:

•	8.6% revenue growth at FEMSA Consolidated
•	130 basis points of gross margin expansion at FEMSA Comercio’s Retail Division
•	180 basis points of operating margin expansion at FEMSA Comercio’s Health Division
•	Operating margin recovery to 0.7% of total revenues at FEMSA Comercio’s Fuel Division
•	2.7% volume growth at Coca-Cola FEMSA Brazil

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2018

Change vs. same period of last year

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	2Q18	YTD18	2Q18	YTD18	2Q18	YTD18	2Q18	YTD18
FEMSA CONSOLIDATED	8.6%	7.2%	8.3%	7.4%	3.0%	2.3%
FEMSA COMERCIO
Retail Division	9.7%	11.7%	13.7%	14.4%	7.7%	12.4%	3.0%	5.1%
Health Division	17.1%	10.1%	22.5%	15.3%	93.3%	57.9%	11.8%	6.2%
Fuel Division	21.5%	18.9%	50.9%	46.7%	N.S.	N.S.	5.0%	4.3%
COCA-COLA FEMSA	3.9%	2.0%	0.6%	0.4%	(3.3)%	(4.8)%

Eduardo Padilla, FEMSA’s CEO, commented:

“Our results for the second quarter were solid. FEMSA Comercio’s Retail Division again showed healthy trends across its income statement, particularly considering the tough comparison base from the Holy Week calendar shift, as well as a record pace of expansion. The Health Division delivered encouraging results across its markets, reflecting improved commercial activity and more effective execution. For its part, the Fuel Division again faced a low comparison base and thus delivered another quarter of margin recovery, in spite of soft volumes, as well as an improved rate of unit growth. And at Coca-Cola FEMSA, we saw resilient top line performance in Mexico driven by strong pricing, as well as sustained positive volume trends in Brazil, despite the challenging macro environment. Furthermore, during the quarter we took a couple of important steps in our consolidation efforts in the region by announcing the expansion of our bottling operations in Guatemala and the addition of Uruguay to our platform.

In terms of macroeconomic trends, the consumer environment in our key Mexico market has been stable, as evidenced by OXXO’s six-month comparable sales growth of 5.1 percent, right in line with our long term expectations. Other variables such as the peso-dollar exchange rate, have improved slightly in recent weeks, which is encouraging. But Mexico is not immune to global concerns on international trade, and there are other macro questions to be answered in the near future. Beyond Mexico, we also face challenges and uncertainties in several markets, so we remain vigilant as ever as we continue to execute our strategy across businesses.”

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

2Q18 Financial Summary

(Millions of Ps.)

	2Q18	2Q17	Var.
Revenues	124,708	114,801	8.6%
Income from Operations	10,733	10,425	3.0%
Income from Operations Margin (%)	8.6	9.1	-50 bps
Operative Cash Flow (EBITDA)	15,744	15,284	3.0%
Operative Cash Flow (EBITDA) Margin (%)	12.6	13.3	-70 bps
Net Income	10,777	6,418	67.9%

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of June 30, 2018	Ps.	US$[3]
Cash	53,876	2,742
Short-term debt	14,302	728
Long-term debt	120,296	6,122
Net debt[4]	80,722	4,108

Total revenues increased 8.6% in 2Q18 compared to 2Q17, mainly reflecting solid growth across FEMSA Comercio’s three divisions. On an organic basis,1 total revenues grew 8.9%.

Gross profit increased 8.3%. Gross margin decreased 10 basis points, reflecting a contraction in Coca-Cola FEMSA’s gross margin driven by higher costs for raw materials in certain markets, partially offset by solid gross margin expansion across FEMSA Comercio’s three divisions.

Income from operations increased 3.0%. On an organic basis,1 it decreased 1.2%. Consolidated operating margin decreased 50 basis points to 8.6% of total revenues, mostly driven by: i) margin contraction at Coca-Cola FEMSA, reflecting a non-cash operating foreign exchange loss in Mexico coupled with additional expenses related to their recent acquisitions, and ii) margin contraction at FEMSA Comercio’s Retail Division, driven by lower sales growth from the negative Holy Week calendar shift.

Our effective income tax rate was 32.3% compared to 26.8% in 2Q17.

Net consolidated income increased 67.9%, mainly driven by a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso, and to a lesser extent, by a lower interest expense and an increase in income from operations. As is customary, for 2Q18 we are using Heineken’s 1Q18 net income figure translated at the 2Q18 exchange rate.

Net majority income was Ps. 2.46 per FEMSA Unit2 and US$ 1.25 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,347 million, reflecting higher investments across all business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017. The cumulative results of the year Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at January 2017.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for June 29, 2018 was 19.6495 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

July 27, 2018	2

FEMSA COMERCIO – RETAIL DIVISION

FEMSA COMERCIO – RETAIL DIVISION

2Q18 Financial Summary

(Millions of Ps. except same-stores sales)

	2Q18	2Q17	Var.
Same-store sales (thousands of Ps.)	802	778	3.0%
Revenues	43,517	39,660	9.7%
Income from Operations	3,519	3,268	7.7%
Income from Operations Margin (%)	8.1	8.2	-10 bps
Operative Cash Flow (EBITDA)	4,844	4,427	9.4%
Operative Cash Flow (EBITDA) Margin (%)	11.1	11.2	-10 bps

Total revenues increased 9.7% in 2Q18 compared to 2Q17, reflecting the opening of 483 net new OXXO stores in the quarter to reach 1,472 total net new store openings for the last twelve months, ahead of schedule and showing success in our effort to shift more openings toward the first half of the year. As of June 30, 2018, FEMSA Comercio’s Retail Division had a total of 17,246 OXXO stores. OXXO’s same-store sales increased an average of 3.0%, reflecting resilient consumer demand, partially offset by the negative Holy Week calendar shift. This performance was driven by 2.1% growth in average customer ticket and an increase of 1.0% in store traffic.

Gross profit increased by 13.7%, resulting in a gross margin expansion of 130 basis points to 38.3% of total revenues. This expansion mainly reflects: i) sustained growth of the services category, including income from financial services, ii) healthy trends in our commercial income activity, and iii) increased and more efficient promotional programs with our key supplier partners.

Income from operations increased 7.7%. Operating expenses increased 15.5% to Ps. 13,153 million, above revenues, mainly reflecting: i) our continuing initiative to strengthen our compensation structure of key in-store personnel, in a tightening labor market, ii) increased secure cash transportation costs driven by incremental volume and higher fuel costs, and iii) the accelerated pace of store openings during the quarter, which put pressure on our operating leverage. Operating margin decreased 10 basis points to 8.1% of total revenues.

July 27, 2018	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION

2Q18 Financial Summary

(Millions of Ps. except same-stores sales)

	2Q18	2Q17	Var.
Same-store sales (thousands of Ps.)	1,615	1,444	11.8%
Revenues	13,380	11,431	17.1%
Income from Operations	634	328	93.3%
Income from Operations Margin (%)	4.7	2.9	180 bps
Operative Cash Flow (EBITDA)	886	561	57.9%
Operative Cash Flow (EBITDA) Margin (%)	6.6	4.9	170 bps

Total revenues increased 17.1% in 2Q18 compared to 2Q17, mainly driven by growth in our South American operations as well as gradually improving trends in Mexico. As of June 30, 2018, FEMSA Comercio’s Health Division had a total of 2,251 points of sale across our territories, reflecting the addition of 16 net new stores in the quarter to reach 97 total net new store openings for the last twelve months. Same-store sales for drugstores increased by an average of 11.8%, reflecting a positive currency translation effect related to the depreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

Gross profit increased by 22.5%, resulting in a gross margin expansion of 140 basis points to 30.6% of total revenues, reflecting: i) commercial activity driving positive margin mix and more effective execution across markets, ii) benefits from the incipient leverage of our recently integrated operating platform in Mexico, and iii) a favorable comparison base from last year.

Income from operations increased 93.3%. Operating expenses increased 14.8% to Ps. 3,459 million, below revenues. Operating margin expanded 180 basis points to 4.7% of total revenues reflecting the sales growth and gross margin expansion as described above, combined with tailwinds such as: i) the strength of the Chilean and Colombian pesos relative to the Mexican peso during the second quarter, and ii) increased operating leverage generated by tight expense control and our recently integrated platform in Mexico.

July 27, 2018	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

2Q18 Financial Summary

(Millions of Ps. except same-stations sales)

	2Q18	2Q17	Var.
Same-station sales (thousands of Ps.)	8,515	8,111	5.0%
Revenues	11,511	9,473	21.5%
Income from Operations	82	2	N.S.
Income from Operations Margin (%)	0.7	-	70 bps
Operative Cash Flow (EBITDA)	122	37	N.S.
Operative Cash Flow (EBITDA) Margin (%)	1.1	0.4	70 bps

Total revenues increased 21.5% in 2Q18 compared to 2Q17, reflecting the addition of 32 net new OXXO GAS stations in the quarter to reach 109 total net new stations for the last twelve months. As of June 30, 2018, FEMSA Comercio’s Fuel Division had a total of 499 OXXO GAS service stations. Same-station sales increased an average of 5.0%, as average price per liter increased by 13.6%, while average volume decreased 7.6%.

Gross profit increased by 50.9% resulting in a gross margin recovery of 160 basis points to 8.0% of total revenues, reflecting a low comparable base as gross profit per liter remained flat in 2Q17 versus 2016 in peso terms.

Income from operations increased significantly. Operating expenses increased 37.9% to Ps. 834 million, above revenues. However, operating margin recovered 70 basis points to 0.7% of total revenues, reflecting better operating leverage that more than offset higher regulatory expenses, information technology upgrades, and expansion-related investments.

July 27, 2018	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

Financial Summary for the First Six Months

(Millions of Ps.)

	2018	2017	Var.
Revenues	240,046	224,020	7.2%
Income from Operations	19,142	18,708	2.3%
Income from Operations Margin (%)	8.0	8.4	-40 bps
Operative Cash Flow (EBITDA)	28,750	28,128	2.2%
Operative Cash Flow (EBITDA) Margin (%)	12.0	12.6	-60 bps
Net Income	12,254	13,307	(7.9)%

Total revenues increased 7.2%, mainly reflecting solid growth at FEMSA Comercio’s three divisions. On an organic basis, 1 total revenues increased 7.1%.

Gross profit increased 7.4%. Gross margin increased 10 basis points to 36.3% of total revenues, reflecting gross margin expansion across FEMSA Comercio’s three divisions.

Income from operations increased 2.3%. On an organic basis,1 it decreased 1.0%. Our consolidated operating margin decreased 40 basis points to 8.0% of total revenues, reflecting: i) an operating margin contraction in Coca-Cola FEMSA and FEMSA Comercio Retail Division, and ii) the integration and faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Net consolidated income decreased 7.9% to Ps. 12,254 million, reflecting: i) an unfavorable comparison base from Coca-Cola FEMSA’s consolidation of the Philippines operations in 2017, which resulted in a lower tax rate and a gain in the other non-operating line, coupled with ii) a decrease in our participation in Heineken’s results, partially offset by a positive foreign exchange gain and lower financing expenses.

Net majority income per FEMSA Unit2 was Ps. 2.46 (US$ 1.25 per ADS).

1 Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017. The cumulative results of the year Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at January 2017.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 27, 2018	6

femsa comercio – retail division

FEMSA COMERCIO – RETAIL DIVISION

Financial Summary for the First Six Months

(Millions of Ps. except same-stores sales)

	2018	2017	Var.
Same-store sales (thousands of Ps.)	766	728	5.1%
Revenues	82,323	73,730	11.7%
Income from Operations	5,392	4,797	12.4%
Income from Operations Margin (%)	6.5	6.5	0 bps
Operative Cash Flow (EBITDA)	8,010	7,087	13.0%
Operative Cash Flow (EBITDA) Margin (%)	9.7	9.6	10 bps

Total revenues increased 11.7%. OXXO’s same-store sales increased an average of 5.1%, driven by a 3.4% increase in average customer ticket and a 1.6% increase in store traffic.

Gross profit increased by 14.4%. Gross margin expanded by 90 basis points to 37.2% of total revenues.

Income from operations increased 12.4% resulting in an operating margin of 6.5%, in line with 2017.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION

Financial Summary for the First Six Months

(Millions of Ps. except same-stores sales)

	2018	2017	Var.
Same-store sales (thousands of Ps.)	1,581	1,489	6.2%
Revenues	25,835	23,455	10.1%
Income from Operations	914	579	57.9%
Income from Operations Margin (%)	3.5	2.5	100 bps
Operative Cash Flow (EBITDA)	1,417	1,058	33.9%
Operative Cash Flow (EBITDA) Margin (%)	5.5	4.5	100 bps

Total revenues increased by 10.1%. Same-store sales for drugstores increased by an average of 6.2%.

Gross profit increased by 15.3%. Gross margin expanded by 130 basis points to 30.1% of total revenues, driven by more efficient and effective commercial activity across markets, and to benefits that are gradually beginning to materialize in Mexico from our integration into a single operating platform.

Income from operations increased 57.9% resulting in an operating margin of 3.5%, which represents an expansion of 100 basis points, due to an increased operating leverage.

July 27, 2018	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

Financial Summary for the First Six Months

(Millions of Ps. except same-stations sales)

	2018	2017	Var.
Same-station sales (thousands of Ps.)	8,339	7,994	4.3%
Revenues	22,104	18,587	18.9%
Income from Operations	219	65	N.S.
Income from Operations Margin (%)	1	0.3	70 bps
Operative Cash Flow (EBITDA)	296	129	129.5%
Operative Cash Flow (EBITDA) Margin (%)	1.3	0.7	60 bps

Total revenues increased 18.9%. Same-station sales increased an average of 4.3%, driven by an 11.3% increase in the average price per liter and a decrease of 6.2% in the average volume.

Gross profit increased by 46.7%. Gross margin recovered by 160 basis points to 8.2% of total revenues, reflecting the fact that gross profit per liter remained flat in peso terms compared to the same period in 2017.

Income from operations increased significantly resulting in an operating margin of 1.0%, which represents a recovery of 70 basis points. This increase reflects better operating leverage that more than offsets higher regulatory expenses.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

July 27, 2018	8

CONFERENCE CALL INFORMATION:

Our Second Quarter 2018 Conference Call will be held on: Friday, July 27, 2018, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 289 0438; International: +1 (323) 794 2423; Conference Id: 3906562. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 29, 2018, which was 19.6495 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

July 27, 2018	9

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the second quarter of:						For the six months of:
	2018	% of rev.	2017	% of rev.	% Var.	% Org (A)	2018	% of rev.	2017	% of rev.	% Var.	% Org (A)
Total revenues	124,708	100.0	114,801	100.0	8.6	8.9	240,046	100.0	224,020	100.0	7.2	7.1
Cost of sales	78,991	63.3	72,597	63.2	8.8		152,964	63.7	142,916	63.8	7.0
Gross profit	45,717	36.7	42,204	36.8	8.3		87,082	36.3	81,104	36.2	7.4
Administrative expenses	4,902	3.9	3,972	3.5	23.4		9,194	3.8	8,093	3.6	13.6
Selling expenses	29,477	23.7	27,615	24.0	6.7		57,940	24.2	54,445	24.3	6.4
Other operating expenses (income), net (1)	605	0.5	192	0.2	N.S.		806	0.3	(142)	(0.1)	N.S.
Income from operations(2)	10,733	8.6	10,425	9.1	3.0	(1.2)	19,142	8.0	18,708	8.4	2.3	(1.0)
Other non-operating expenses (income)	415		1,376		(69.8)		603		(1,079)		(155.9)
Interest expense	2,292		2,696		(15.0)		4,884		5,797		(15.7)
Interest income	567		301		88.4		1,334		636		109.7
Interest expense, net	1,725		2,395		(28.0)		3,550		5,161		(31.2)
Foreign exchange loss (gain)	(5,644)		504		N.S.		(711)		2,170		(132.8)
Other financial expenses (income), net.	70		(129)		(154.3)		326		(844)		(138.6)
Financing expenses, net	(3,849)		2,770		N.S.		3,165		6,487		(51.2)
Income before income tax and participation in associates results	14,167		6,279		125.6		15,374		13,300		15.6
Income tax	4,581		1,680		172.7		5,182		3,105		66.9
Participation in associates results(3)	1,191		1,819		(34.5)		2,062		3,112		(33.7)
Net consolidated income	10,777		6,418		67.9		12,254		13,307		(7.9)
Net majority income	8,796		4,657		88.9		8,797		8,247		6.7
Net minority income	1,981		1,761		12.5		3,457		5,060		(31.7)

Operative Cash Flow & CAPEX	2018	% of rev.	2017	% of rev.	% Var.	% Org (A)	2018	% of rev.	2017	% of rev.	% Var.	% Org (A)
Income from operations	10,733	8.6	10,425	9.1	3.0	(1.2)	19,142	8.0	18,708	8.4	2.3	(1.0)
Depreciation	3,960	3.2	3,775	3.3	4.9		7,778	3.2	7,439	3.3	4.6
Amortization & other non-cash charges	1,051	0.8	1,084	0.9	(3.0)		1,830	0.8	1,981	0.9	(7.6)
Operative Cash Flow (EBITDA)	15,744	12.6	15,284	13.3	3.0	2.6	28,750	12.0	28,128	12.6	2.2	0.1
CAPEX	6,347		5,232		21.3		10,437		11,120		(6.1)

Financial Ratios	2018		2017		Var. p.p.
Liquidity(4)	1.49		1.73		(0.23)
Interest coverage(5)	9.13		6.38		2.75
Leverage(6)	0.80		0.75		0.05
Capitalization(7)	30.24%		27.80%		2.43

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017. The cumulative results of the year Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at January 2017.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

July 27, 2018	10

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Jun-18	Dec-17	% Var.
Cash and cash equivalents	53,876	96,944	(44.4)
Investments	24,627	2,160	N.S.
Accounts receivable	27,095	32,316	(16.2)
Inventories	34,612	34,840	(0.7)
Other current assets	18,407	14,928	23.3
Total current assets	158,617	181,188	(12.5)
Investments in shares	91,207	96,097	(5.1)
Property, plant and equipment, net	116,471	116,712	(0.2)
Intangible assets (1)	151,353	154,093	(1.8)
Other assets	67,084	40,451	65.8
TOTAL ASSETS	584,732	588,541	(0.6)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,458	2,830	22.2
Current maturities of long-term debt	10,844	10,760	0.8
Interest payable	792	976	(18.9)
Operating liabilities	91,253	90,456	0.9
Total current liabilities	106,347	105,022	1.3
Long-term debt (2)	120,296	110,917	8.5
Labor liabilities	5,547	5,373	3.2
Other liabilities	27,829	30,317	(8.2)
Total liabilities	260,019	251,629	3.3
Total stockholders’ equity	324,713	336,912	(3.6)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	584,732	588,541	(0.6)

	June 30, 2018
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	46.8%	8.1%
U.S. Dollars	0.9%	3.0%
Euros	17.3%	1.8%
Colombian pesos	1.9%	7.1%
Argentine pesos	0.2%	36.8%
Brazilian reais	29.2%	6.9%
Chilean pesos	3.7%	5.5%
Total debt	100.0%	6.5%

Fixed rate(2)	85.6%
Variable rate(2)	14.4%

DEBT MATURITY PROFILE	2018	2019	2020	2021	2022	2023+
% of Total Debt	9.0%	10.2%	8.1%	9.3%	1.7%	61.7%

(1)	Includes mainly the intangible assets generated by acquisitions.
(2)	Includes the effect of derivative financial instruments on long-term debt.

July 27, 2018	11

FEMSA Comercio - Retail Division

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	43,517	100.0	39,660	100.0	9.7	82,323	100.0	73,730	100.0	11.7
Cost of sales	26,845	61.7	25,001	63.0	7.4	51,677	62.8	46,932	63.7	10.1
Gross profit	16,672	38.3	14,659	37.0	13.7	30,646	37.2	26,798	36.3	14.4
Administrative expenses	973	2.2	806	2.0	20.7	1,840	2.2	1,581	2.1	16.4
Selling expenses	12,097	27.8	10,525	26.6	14.9	23,262	28.3	20,292	27.5	14.6
Other operating expenses (income), net	83	0.2	60	0.2	38.3	152	0.2	128	0.2	18.8
Income from operations	3,519	8.1	3,268	8.2	7.7	5,392	6.5	4,797	6.5	12.4
Depreciation	1,188	2.7	1,038	2.6	14.5	2,359	2.9	2,051	2.8	15.0
Amortization & other non-cash charges	137	0.3	121	0.4	13.2	259	0.3	239	0.3	8.4
Operative cash flow	4,844	11.1	4,427	11.2	9.4	8,010	9.7	7,087	9.6	13.0
CAPEX	2,431	0	2,026	-	20.0	3,935	0	3,650	-	7.8

Information of OXXO Stores
Total stores						17,246		15,774		9.3
Net new convenience stores:
vs. Last quarter	483		373		29.5
Year-to-date	720		549		31.1
Last-twelve-months	1,472		1,313		12.1

Same-store data: (1)
Sales (thousands of pesos)	801.7		778.1		3.0	765.7		728.4		5.1
Traffic (thousands of transactions)	23.7		23.4		1.0	22.8		22.4		1.6
Ticket (pesos)	33.9		33.2		2.1	33.6		32.5		3.4

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 27, 2018	12

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	13,380	100.0	11,431	100.0	17.1	25,835	100.0	23,455	100.0	10.1
Cost of sales	9,287	69.4	8,090	70.8	14.8	18,046	69.9	16,700	71.2	8.1
Gross profit	4,093	30.6	3,341	29.2	22.5	7,789	30.1	6,755	28.8	15.3
Administrative expenses	514	3.8	381	3.3	34.9	1,000	3.9	834	3.6	19.9
Selling expenses	2,923	21.9	2,618	22.9	11.7	5,832	22.5	5,318	22.6	9.7
Other operating expenses (income), net	22	0.2	14	0.1	57.1	43	0.2	24	0.1	79.2
Income from operations	634	4.7	328	2.9	93.3	914	3.5	579	2.5	57.9
Depreciation	166	1.2	151	1.3	9.9	331	1.3	312	1.3	6.1
Amortization & other non-cash charges	86	0.7	82	0.7	4.9	172	0.7	167	0.7	3.0
Operative cash flow	886	6.6	561	4.9	57.9	1,417	5.5	1,058	4.5	33.9
CAPEX	229	0	176	-	30.1	580	0	372	-	55.9

Information of Stores
Total stores						2,251		2,154		4.5
Net new stores (1):
vs. Last quarter	16		18		(11.1)
Year-to-date	26		34		(23.5)
Last-twelve-months	97		120		(19.2)

Same-store data: (2)
Sales (thousands of pesos)	1,614.7		1,444.1		11.8	1,581.1		1,489.2		6.2

(1) Aquisitions are included.

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

July 27, 2018	13

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2018	% of rev.	2017	% of rev.	% Var.	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	11,511	100.0	9,473	100.0	21.5	22,104	100.0	18,587	100.0	18.9
Cost of sales	10,595	92.0	8,866	93.6	19.5	20,301	91.8	17,358	93.4	17.0
Gross profit	916	8.0	607	6.4	50.9	1,803	8.2	1,229	6.6	46.7
Administrative expenses	61	0.5	38	0.4	60.5	113	0.5	74	0.4	52.7
Selling expenses	771	6.8	563	6.0	36.9	1,468	6.7	1,084	5.9	35.4
Other operating expenses (income), net	2	-	4	-	(50.0)	3	-	6	-	(50.0)
Income from operations	82	0.7	2	-	N.S.	219	1.0	65	0.3	N.S.
Depreciation	32	0.3	26	0.3	23.1	63	0.3	50	0.3	26.0
Amortization & other non-cash charges	8	0.1	9	0.1	(11.1)	14	-	14	0.1	-
Operative cash flow	122	1.1	37	0.4	N.S.	296	1.3	129	0.7	129.5
CAPEX	129	0	41	-	N.S.	193	0	79	-	144.3

Information of OXXO GAS Service Stations
Total service stations						499		390		27.9
Net new service stations
vs. Last quarter	32		2		N.S.
Year-to-date	47		8		N.S.
Last-twelve-months	109		55		98.2

Volume (million of liters) total stations	708		661		7.1	1,382		1,292		6.9

Same-stations data: (1)
Sales (thousands of pesos)	8,514.5		8,110.8		5.0	8,339.4		7,994.2		4.3
Volume (thousands of liters)	523.4		566.2		(7.6)	521.3		555.9		(6.2)
Average price per liter	16.3		14.3		13.6	16.0		14.4		11.3
Ticket (pesos)	-		-

(1)	Monthly average information per station, considering same stations with more than twelve months of operations.

July 27, 2018	14

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the second quarter of:						For the six months of:
	2018	% of rev.	2017	% of rev.	% Var.(A)	% Org.(B)	2018	% of rev.	2017	% of rev.	% Var.(A)	% Org.(B)
Total revenues	52,086	100.0	50,108	100.0	3.9	4.5	101,799	100.0	99,849	100.0	2.0	1.8
Cost of sales	29,135	55.9	27,282	54.4	6.8		56,931	55.9	55,175	55.3	3.2
Gross profit	22,951	44.1	22,825	45.6	0.6		44,868	44.1	44,674	44.7	0.4
Administrative expenses	2,438	4.7	2,255	4.5	8.1		4,637	4.6	4,419	4.4	4.9
Selling expenses	13,688	26.3	13,913	27.7	(1.6)		27,424	27.4	27,749	27.8	(1.2)
Other operating expenses (income), net	548	1.1	166	0.3	N.S.		648	0.6	(269)	(0.3)	N.S.
Income from operations	6,276	12.0	6,491	13.0	(3.3)	(9.5)	12,159	11.9	12,775	12.8	(4.8)	(9.4)
Depreciation	2,478	4.8	2,477	4.9	0.0		4,831	4.7	4,839	4.8	(0.2)
Amortization & other non-cash charges	757	1.5	802	1.6	(5.6)		1,226	1.3	1,387	1.4	(11.6)
Operative cash flow	9,511	18.3	9,770	19.5	(2.6)	(3.3)	18,217	17.9	19,000	19.0	(4.1)	(7.1)
CAPEX	2,722		2,539		7.2		4,587		6,425		(28.6)

Sales volumes
(Millions of unit cases)
Mexico and Central America	552.2	56.5	543.7	54.7	1.6		1,027.1	54.5	1,016.7	54.2	1.0
South America	99.9	10.2	124.5	12.5	(19.8)		218.2	11.6	250.3	13.3	(12.8)
Brazil	170.8	17.5	166.3	16.7	2.7		365.6	19.4	356.4	19.0	2.6
Philippines	154.2	15.8	160.5	16.1	(4.0)		274.0	14.5	252.8	13.5	8.4
Total	977.1	100.0	995.0	100.0	(1.8)		1,884.9	100.0	1,876.3	100.0	0.5

(A) The consolidation of Coca- Cola Philippines started on February 1, 2017 additionally the results from Coca-Cola FEMSA Venezuela are no longer included as of January 1, 2018

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017. The cumulative results of the year Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at January 2017.

July 27, 2018	15

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2018	LTM(1) Jun-18	Jun-18		Dec-17
			Per USD	Per MXN	Per USD	Per MXN
Mexico	-0.72%	4.67%	19.86	1.0000	19.74	1.0000
Colombia	0.50%	3.19%	2,930.80	0.0068	2,984.00	0.0066
Venezuela	387.34%	12732.12%	346,399.01	0.0001	22,793.30	0.0009
Brazil	0.79%	2.95%	3.86	5.1515	3.31	5.9660
Argentina	6.97%	27.61%	28.85	0.6885	18.65	1.0583
Chile	1.04%	2.20%	647.95	0.0307	615.22	0.0321
Philippines	0.51%	5.27%	53.52	0.3711	49.92	0.3953
Euro Zone	2.12%	2.50%	0.87	22.9215	0.84	23.5729

(1)	LTM = Last twelve months.

July 27, 2018	16

2018 SECOND QUARTER AND FIRST SIX MONTHS RESULTS

Mexico City, July 26, 2018, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2018.

Operational and Financial Highlights

•	Volumes and financial results of the newly acquired territories in Guatemala were consolidated as of May 1, 2018, while the Uruguay acquisition will be consolidated as of July 1, 2018. Coca-Cola FEMSA de Venezuela was deconsolidated as of December 31, 2017.
•	Volumes increased in Brazil and Central America while remaining flat in Mexico; transactions outperformed volumes in Argentina, Brazil, Mexico and the Philippines.
•	Revenues increased 3.9%, driven by pricing ahead of inflation in Mexico and Argentina, partially offset by unfavorable currency translation effects.
•	Comparable revenues grew 7.8% for the quarter driven by growth in Argentina, Brazil, Guatemala and Mexico.
•	Operating income declined 3.3%, while comparable operating income declined 5.9% for the quarter, driven mainly by higher PET costs across most of our operations, a non-cash operating foreign exchange loss in Mexico, additional expenses related to our acquisitions, and higher sweetener costs in the Philippines, partially offset by raw material tailwinds in South America.

•	Operating cash flow declined 2.6%, while comparable operating cash flow remained flat.

•	Majority net income increased 24.7% during the second quarter of 2018, driven by a reduction in our comprehensive financing result, coupled with a decline in other non-operating expenses as compared to the second quarter of 2017, which included Venezuela.

Results Summary

	Second Quarter			Year to Date
	as Reported		Comparable (1)	as Reported		Comparable (1)
Expressed in millions of Mexican pesos.	2018	Δ%	Δ%	2018	Δ%	Δ%
Total revenues	52,086	3.9%	7.8%	101,799	2.0%	7.5%
Gross profit	22,951	0.6%	2.8%	44,868	0.4%	4.2%
Operating income	6,276	(3.3)%	(5.9)%	12,159	(4.8)%	(3.9)%
Operating cash flow (2)	9,511	(2.6)%	(0.0)%	18,217	(4.1)%	0.8%
Net income attributable to equity holders of the company	2,781	24.7%		5,195	(38.3)%
Earnings per share (3)	1.32			2.47

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
(3)	Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares were 2,100.8 million

Message from the Chief Executive Officer

“In the second quarter, we delivered comparable revenue growth of 7.8%, while protecting our comparable operating cash flow. These results reflect our consistent top-line growth in Mexico, third consecutive quarter of volume growth in Brazil, profitability improvements in South America, and better than expected volume performance in the Philippines—all under complex environments. Importantly, during the quarter, we took important steps to continue consolidating our leadership position in the global beverage market as we announced strategic acquisitions in Uruguay and Guatemala, increasing our geographic footprint to 11 countries worldwide. As we enter the second half of the year, we are encouraged by the positive trends in our core markets and the power of our transformational initiatives: our KOFmmercial Digital Platform enables us to leverage on advanced analytics to deploy targeted initiatives at each point of sale, playing a fundamental role in our improved ability to detect and capture opportunities.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

 (1)Comparability

Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 2Q 2018	Page 17
July 26, 2018

Consolidated results for the second quarter

Comparable figures:

Revenues: Comparable total revenues grew 7.8% in the second quarter of 2018 as compared to the same period of 2017, driven by growth in average price per unit case ahead of inflation in Argentina and Mexico, coupled with volume growth in Brazil and Central America and flat performance in Mexico; partially offset by volume declines in Argentina, Colombia and the Philippines.

Transactions: Comparable number of transactions increased 0.4%. Our sparkling beverage category grew 3.2%, driven by 6.3% growth in our colas portfolio, partially offset by a 4.6% decline in flavors. Our positive performance in colas was driven by growth in Brazil, Colombia, and the Philippines, partially offset by a decline in Argentina and Central America. Our still beverage category remained flat, driven mainly by the positive performance of Brazil and Mexico, offset by declines in the rest of our operations. Finally, our water category’s transactions increased by 9.4%, driven by growth across our operations, partially offset by a decline in Argentina.

Volume: Comparable sales volume declined 1.4% in the second quarter of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume declined 1.0%, driven by a decline in our flavors portfolio that was partially offset by 1.3% growth in our colas portfolio. Our growth in colas was driven by the positive performance of Brazil, Central America, Colombia and Mexico. Our still beverage category’s volume grew 4.6%, driven by Brazil, Central America and Mexico. Our personal water portfolio’s volume grew 3.4% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume declined 5.4%, driven by a decline in Mexico, partially offset by growth in the rest of our operations.

Gross profit: Comparable gross profit grew 2.8%. Our pricing initiatives, lower sweetener prices in most of our operations and favorable currency hedging positions in Mexico and South America were offset by higher PET prices across most of our operations, higher concentrate prices in Mexico, an unfavorable raw material hedging position in Brazil, higher sweetener costs and the inclusion of the excise tax in the Philippines, which is applied as a cost; and the depreciation in the average exchange rate of the Argentine Peso, the Brazilian Real, and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income declined 5.9% for the second quarter of 2018 as compared to the same period of 2017, driven by non-cash operating foreign exchange loss in Mexico and additional expenses related to our acquisitions.

Operating cash flow: Comparable operating cash flow remained flat in the second quarter of 2018.

As reported figures:

Revenues: Total revenues increased 3.9% to Ps. 52,086 million in the second quarter of 2018 driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, coupled with volume growth in Brazil and Central America and price increases above inflation in Argentina and Mexico. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Philippine Peso as compared to the Mexican Peso, combined with the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017.

Transactions: Reported total number of transactions remained flat at 6,699.1 million in the second quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 1.8% to 977.1 million unit cases in the second quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 0.6% to Ps. 22,951 million, and gross margin contracted 150 basis points to 44.1%.

(Continued on next page)

Press Release 2Q 2018	Page 18
July 26, 2018

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 67 million in the second quarter of 2018, compared to a loss of Ps. 35 million recorded in the second quarter of 2017. This is mainly due to a loss in our dairy joint venture in Panama, partially offset by gains in our joint ventures in Brazil and in our Jugos del Valle joint venture in Mexico.

Operating Income: Operating income decreased 3.3% to Ps. 6,276 million, and operating margin contracted 100 basis points to 12.0% during the second quarter 2018 as compared with the same period of 2017. This decline was driven by non-cash operating foreign exchange loss in Mexico, additional expenses related to our acquisitions, which were partially offset by marketing and freight efficiencies in the Philippines.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 59 million, compared to an expense of Ps. 1,330 million during the second quarter of 2017 which mainly resulted from the effects of negative currency fluctuations in Coca-Cola FEMSA de Venezuela.

Comprehensive financing result: Comprehensive financing result in the second quarter of 2018 recorded an expense of Ps. 1,381 million, compared to an expense of Ps. 1,711 million in the same period of 2017.

During the second quarter of 2018, we recorded an interest expense, net, of Ps. 1,589 million, compared to Ps. 1,946 million in the second quarter of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Brazil and Colombia. However, these effects were partially offset by: (i) the financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (ii) interest rate increases in Mexico.

In addition, for the second quarter, we recorded a foreign exchange gain of Ps. 268 million as compared to a gain of Ps. 139 million in 2017, which resulted from the quarterly depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Moreover, due to the deconsolidation of Coca-Cola FEMSA de Venezuela no monetary position in hyperinflationary subsidiaries was recorded in the second quarter of 2018 as compared to the same period of 2017.

Market value on financial instruments recorded a loss of Ps. 59 million as compared to a loss of Ps. 82 million in the second quarter of 2017.

Income tax: During the second quarter of 2018, reported income tax as a percentage of income before taxes was 34.3%, compared to 24.7% in the same period of 2017. This effect was mainly driven by the increase in the relative weight of Brazil’s profits in our consolidated results, which has a higher tax rate, coupled with the deconsolidation of Venezuela, which had deferred taxes in the second quarter 2017.

Net income: Consolidated net controlling interest income increased 24.7% to Ps. 2,781 million in the second quarter of 2018, resulting in earnings per share (EPS) of Ps. 1.32 (Ps. 13.24 per ADS).

Operating cash flow: Operating cash flow decreased 2.6% to Ps. 9,511 million, and operating cash flow margin contracted 120 basis points to 18.3%.

Press Release 2Q 2018	Page 19
July 26, 2018

Balance Sheet (1)

As of June 30, 2018, we had a cash balance of Ps. 23,469 million, including US$ 251 million denominated in U.S. dollars, an increase of Ps. 4,702 million as compared to December 31, 2017. As of June 30, 2018, total short-term debt was Ps. 12,003 million, and long-term debt was Ps. 81,258 million. Total debt increased by Ps. 9,901 million, and net debt increased by Ps. 5,199 million compared to year-end 2017, due mainly to the financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 7.66%, a reduction as compared to the fourth quarter 2017, due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	53.3%	14.1%
U.S. Dollars	1.3%	0.0%
Colombian Pesos	2.7%	79.0%
Brazilian Reals	42.4%	12.2%
Argentine Pesos	0.2%	0.0%

Debt Maturity Profile

Maturity Date	2018	2019	2020	2021	2022	2023+
% of Total Debt	11.0%	14.4%	11.0%	13.0%	1.7%	49.1%

(1)	See page 17 for detailed information.
(2)	After giving effect to cross-currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	67,770	68,973	-1.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.75	1.74
Operating cash flow/ Interest expense, net (1)	5.72	4.99
Capitalization (2)	43.6%	39.3%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross-currency swaps.

Press Release 2Q 2018	Page 20
July 26, 2018

Mexico & Central America Division

(Costa Rica, Guatemala, México, Nicaragua, and Panama)

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.3% in the second quarter of 2018, compared to the same period in 2017, driven by an increase in average price per unit case ahead of inflation and flat volumes in Mexico coupled with volume growth in Central America.

Transactions: Total transactions in our Mexico and Central America division remained flat in the second quarter of 2018. Our sparkling beverage portfolio’s transactions contracted 0.9%, driven by a 0.7% decline in our colas portfolio and a 1.5% decline in flavors. Our still beverage category’s transactions increased 4.2% in the division, driven by 5.9% growth in Mexico, while our water transactions, including bulk water, increased 1.9%, driven by growth in both Mexico and in Central America.

Volume: Total sales volume for the division remained flat in the second quarter of 2018, compared to the same period of 2017. Our sparkling beverage category’s volume increased 0.3%, driven by a 1.3% increase in our colas portfolio. Performance in colas for the division was driven by growth in both Mexico and Central America. Our still beverage category’s volume increased 9.0%, driven by 10.2% growth in Mexico and 2.2% growth in Central America. Our personal water portfolio’s volume increased 1.3%, driven by 2.1% growth in Mexico, partially offset by a 7.3% decline in Central America. Our bulk water portfolio’s volume declined 6.5% in the division due to a contraction in Mexico, partially offset by growth in Central America.

Gross profit: Comparable gross profit grew 2.8% in the second quarter of 2018 as compared to the same period in 2017. In Mexico, our pricing initiatives, declining sweetener costs and a favorable currency hedging position were offset by the increase in concentrate costs, higher PET prices and the depreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs. In Central America, lower sweetener prices were offset by higher PET prices and, an unfavorable price mix in Costa Rica and Guatemala coupled with the depreciation of the average exchange rates of the Guatemalan Quetzal and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 12.5% in the second quarter of 2018 as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow decreased 2.9% in the second quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 7.5% in the second quarter of 2018 as compared to the same period of 2017, driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, coupled with price increases above inflation in Mexico and organic volume growth in Central America.

Transactions: Reported total number of transactions increased 2.5% in the second quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 1.6% in the second quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit increased 5.9% in the second quarter of 2018, and gross profit margin reached 48.8%, a gross margin contraction of 70 basis points.

Operating income: Reported operating income decreased 10.4% in the second quarter of 2018, and operating income margin reached 14.4%, contracting 290 basis points during the period.

Operating cash flow: Reported operating cash flow declined 0.4% in the second quarter of 2018, resulting in a margin contraction of 170 basis points to 21.3%.

Press Release 2Q 2018	Page 21
July 26, 2018

South America Division

(Argentina, Brazil and Colombia)

Comparable figures:

Revenues: Comparable total revenues increased 5.9%, driven mainly by volume growth in Brazil, coupled with an average price per unit case increase ahead of inflation in Argentina, which was partially offset by volume declines in Argentina and Colombia.

Transactions: Comparable transactions in the division decreased 0.3% during the second quarter of 2018. Our sparkling beverage portfolio’s transactions decreased 2.0%, driven by a decline in our flavors portfolio, partially offset by 1.8% growth in colas. Our positive performance in colas was driven by growth in Brazil and Colombia. Our still beverage category’s transactions increased 1.3% driven by growth in Brazil. Our water transactions, including bulk water, increased 13.3%, driven by growth in Brazil and Colombia.

Volume: Comparable total sales volume in South America declined 2.4% during the second quarter of 2018 as compared to the same period of 2017. Our sparkling beverage category’s volume decreased 3.4%, driven by a decline in our flavors portfolio, which was partially offset by 1.5% growth in colas. Colas’ positive performance was driven by growth in Brazil and Colombia. Our still beverage category’s volume decreased 4.5%, driven by declines in Argentina and Colombia, partially offset by positive performance in Brazil. Our personal water category’s volume increased 6.6%, driven by growth in Brazil and Colombia. Our bulk water business’s volume increased 14.4%, driven by the positive performance of all our South America operations.

Gross profit: Comparable gross profit increased 7.5% as a result of lower sweetener prices and favorable currency hedging position in the division, the appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw material costs, which offset higher PET prices in the division, an unfavorable raw material hedging position in Brazil, and the depreciation of the average exchange rate of the Brazilian Real and the Argentine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 19.9% as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow increased 16.6% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 7.5% to Ps. 18,177 million in the second quarter of 2018, driven by an unfavorable currency translation effect resulting from the depreciation of the Argentine Peso and the Brazilian Real as compared to the Mexican Peso and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017. These effects were partially offset by volume growth in Brazil, coupled with an average price per unit case increase in Argentina.

Transactions: Reported total number of transactions decreased 5.4% to 1,808.2 million in the second quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 6.9% to 270.8 million unit cases in the second quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 3.6% to Ps. 7,976.4 million in the second quarter of 2018, and gross profit margin expanded 180 basis points to 43.9%.

Operating income: Reported operating income grew 25.7% to Ps. 2,151.9 million in the second quarter of 2018, resulting in a margin expansion of 310 basis points to 11.8%.

Operating cash flow: Reported operating cash flow increased 1.2% to Ps. 3,112.4 million in the second quarter of 2018, resulting in a margin expansion of 140 basis points to 17.1%.

Press Release 2Q 2018	Page 22
July 26, 2018

Asia Division

(The Philippines)

As of January 1, 2018, the Philippines implemented a comprehensive tax reform. As part of this reform, among other initiatives, excise taxes on sweetened beverages were applied as follows: (i) 6 Philippine Pesos per liter on beverages containing sugar or non-caloric sweeteners; and (ii) 12 Philippine Pesos per liter on beverages containing high fructose corn syrup (HFCS).

As this excise tax is applied to soft drink production, margins in 2018 in this operation are not comparable with margins from 2017. This impact in comparability is caused by the recognition of this excise tax in cost of goods sold and the Company’s increased prices to adjust to this change, resulting in increased revenues.

Comparable figures:

Revenues: Comparable total revenues increased 27.7% during the second quarter of 2018, driven by an average price per unit case increase as an adjustment to the excise tax, partially offset by a 4.0% volume decline.

Gross profit: Comparable gross profit decreased 11.9% as compared to the same period of 2017, driven mainly by the inclusion of the excise tax on soft drink production as a cost of goods sold, as well as higher sweetener and PET prices and the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income decreased 40.1% as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow decreased 26.2% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues increased 27.0% to Ps. 7,517 million for the second quarter 2018 as compared to the same period of 2017. Total revenues were driven by an average price per unit case increase, as an adjustment to the excise tax, partially offset by a volume decline and the negative translation effect resulting from the depreciation the Philippine Peso as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 2.1% to 1,818.8 million in the second quarter of 2018 as compared to the same period of 2017. Our sparkling beverage portfolio’s transactions increased 4.0%, driven by growth in both our colas and flavors portfolio. Our still beverage category’s transactions, excluding powders, increased 18.5%. Our water transactions, including bulk water, increased 4.8%.

Volume: Reported total sales volume decreased 4.0% to 154.2 million unit cases in the second quarter of 2018. Our sparkling beverage category’s volume decreased slightly by 0.8%, driven by a 4.2% decline in our colas portfolio, partially offset by 5.7% growth in flavors. Our still beverage category’s volume, excluding powders, increased 11.8%. Our personal water category’s volume decreased 1.6%. Our bulk water business’s volume grew 32.9%.

Gross profit: Gross profit decreased 12.4% to Ps. 2,094 million, and gross margin contracted 1,250 basis points to 27.9%.

Operating income: Reported operating income declined 40.0% to Ps. 324.0 million in the second quarter of 2018, resulting in a margin contraction of 480 basis points to 4.3%.

Operating cash flow: Reported operating cash flow declined 25.9% to Ps. 785.0 million in the second quarter of 2018, resulting in a margin of contraction of 750 basis points to 10.4%.

Press Release 2Q 2018	Page 23
July 26, 2018

YTD Consolidated Results

Comparable figures:

Revenues: Comparable total revenues grew 7.5% in the first six months of 2018 as compared to the same period of 2017, driven by average price per unit case growth above inflation in Argentina and Mexico, coupled with volume growth in Brazil, Central America and Colombia, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions increased 0.7%. Our sparkling beverage category grew 3.9%, driven by 7.6% growth in our colas portfolio. Our positive performance in colas was driven by growth in Brazil, Central America, Colombia and the Philippines. Our still beverage category increased 1.8% driven mainly by the positive performance of Brazil, Mexico and Central America. Finally, our water category’s transactions increased by 10.9%, driven by growth across our operations, partially offset by a decline in Argentina and Central America.

Volume: Comparable sales volume declined 0.7% in the first six months of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume declined 0.6%, mainly driven by a decline in flavors that was partially offset by 2.2% growth in our colas portfolio which was driven by positive performance in most of our operations. Our still beverage category’s volume decreased 6.4%, driven by declines in Argentina, Colombia and the Philippines, which offset positive performance in the rest of our operations. Our personal water portfolio’s volume grew 4.6% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume remained flat, driven by growth in most of our operations, which was offset by a decline in Mexico.

Gross profit: Comparable gross profit grew 4.2%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were offset by an unfavorable currency hedging position in Mexico, higher concentrate prices in Mexico, higher sweetener and PET costs and the inclusion of the excise tax on beverage production in the Philippines, which is applied as a cost; and the depreciation in the average exchange rate of the Argentine Peso, the Brazilian Real, and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income declined 3.9% for the first six months of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 0.8% in the first six months of 2018.

As reported figures:

Revenues: Total revenues increased 2.0% to Ps. 101,799 million in the first six months of 2018 driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, coupled with volume growth in Brazil, Central America, and Colombia and price increases above inflation in Argentina and Mexico. These effects were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Philippine Peso as compared to the Mexican Peso, and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017.

Transactions: Reported total number of transactions increased 3.3% to 12,836.7 million in the first six months of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 0.5% to 1,884.9 million unit cases in the first six months of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 0.4% to Ps. 44,868 million, and gross margin contracted 60 basis points to 44.1%.

(Continued on next page)

Press Release 2Q 2018	Page 24
July 26, 2018

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 116 million in the first six months of 2018, compared to a gain of Ps. 11 million recorded in the first six months of 2017. This is mainly due to a loss in our dairy joint venture in Panama, partially offset by gains in our joint ventures in Brazil and in our Jugos del Valle joint venture in Mexico.

Operating Income: Operating income decreased 4.8% to Ps. 12,159 million, and operating margin contracted 90 basis points to 11.9% during the first six months of 2018 as compared with the same period of 2017. This decline was driven by additional expenses related to our acquisitions, which were partially offset by marketing and freight efficiencies in the Philippines, as compared to a non-cash operating foreign exchange gain in Mexico in the same period of 2017.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 121 million, compared to a gain of Ps. 1,335 million during the first six months of 2017 due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., starting February 2017 and the effect of negative currency fluctuations in Venezuela during the first six months of 2017.

Comprehensive financing result: Comprehensive financing result in the first six months of 2018 recorded an expense of Ps. 3,453 million, compared to an expense of Ps. 3,310 million in the same period of 2017.

During the first six months of 2018, we recorded an interest expense, net, of Ps. 3,187 million, compared to Ps. 4,279 million in the same period of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these effects were partially offset by: (i) an interest rate increase in Mexico; (ii) the financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (iii) an interest rate increase resulting from swapping U.S. dollar denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure.

In addition, for the first six months of 2018, we recorded a foreign exchange gain of Ps. 39 million as compared to a gain of Ps. 193 million in 2017, which resulted from the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Moreover, due to the deconsolidation of Coca-Cola FEMSA de Venezuela no monetary position in hyperinflationary subsidiaries was recorded in the first six months of 2018 as compared to the same period of 2017.

Market value on financial instruments recorded a loss of Ps. 305 million as compared to a gain of Ps. 352 million in the first six months of 2017 due to the decrease, during the period, in the long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps.

Income tax: During the first six months of 2018, reported income tax as a percentage of income before taxes was 33.3%, compared to 17.4% in the same period of 2017. The lower tax rate in the first six months of 2017 was driven mainly by a one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc. in February 2017.

Net income: Consolidated net controlling interest income decreased 38.3% to Ps. 5,195 million in the first six months of 2018, resulting in earnings per share (EPS) of Ps. 2.47 (Ps. 24.73 per ADS), in the face of a high comparable driven mainly by a one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc. in February 2017.

Operating cash flow: Operating cash flow decreased 4.1% to Ps. 18,217 million, and operating cash flow margin contracted 110 basis points to 17.9%.

Press Release 2Q 2018	Page 25
July 26, 2018

Recent Developments

•	On April 25, 2018, Coca-Cola FEMSA announced that, through subsidiaries, it had acquired two separate franchise territories in Guatemala from The Coca-Cola Company in all cash transactions for US$53.4 million and US$124.6 million, on a cash free and debt free basis. Volumes and financial results were consolidated as of May 1, 2018.

•	On April 30, 2018, Coca-Cola FEMSA announced that Moody’s and Standard and Poor’s (“S&P”) affirmed their credit ratings on Coca-Cola FEMSA and revised their outlook from negative to stable, reflecting the Company’s strong liquidity and adequate credit metrics.

o	On April 16, 2018, Moody’s affirmed its “A2” global scale rating; and

o	On April 27, 2018, S&P affirmed its “A-” global scale rating.

•	On June 28, 2018, Coca-Cola FEMSA announced the acquisition of Montevideo Refrescos S.R.L. from The Coca-Cola Company in an all cash transaction. The aggregate enterprise value of this transaction is US$250.7 million, on a cash free and debt free basis. Volumes and financial results will be consolidated as of July 1, 2018.

Comparability

The comparability of our financial and operating performance in the second quarter of 2018, as compared to the same period of 2017, was affected by the following factors: (a) as of May 1, 2018 the inclusion of two bottling franchise acquisitions in Guatemala and, (b) as of December 31, 2017, the deconsolidation of Coca-Cola FEMSA de Venezuela.

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017; and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place on January 1, 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Furthermore, as of January 1, 2018, margin comparability in the Philippines was impacted by the excise tax on soft drink production, accounted for in cost of goods sold.

Conference Call Information

Our second quarter 2018 conference call will be held on July 26, 2018, at 12:30 A.M. Eastern Time (11:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-239-9838 or International: +1 323-794-2551. Participant code: 8474769. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 2Q 2018	Page 26
July 26, 2018

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 396 million consumers daily. With over 100 thousand employees, the Company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 67 manufacturing plants and 344 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Guatemala, Colombia, Brazil, and Argentina, and, nationwide, in Nicaragua, Costa Rica, Panama, Uruguay, Venezuela and the Philippines. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218
•	Maria Fernanda Garcia | maria.garciacr@kof.com.mx | (5255) 1519-6240

(7 pages of tables to follow)

Press Release 2Q 2018	Page 27
July 26, 2018

Quarter - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,699.1		6,690.2		0.1%	0.4%
Volume (million unit cases) (2)	977.1		995.0		-1.8%	-1.4%
Average price per unit case (2)	50.29		47.89		5.0%
Net revenues	51,985		50,049		3.9%
Other operating revenues	101		59		72.0%
Total revenues (3)	52,086	100.0%	50,108	100.0%	3.9%	7.8%
Cost of goods sold	29,135	55.9%	27,282	54.4%	6.8%
Gross profit	22,951	44.1%	22,825	45.6%	0.6%	2.8%
Operating expenses	16,126	31.0%	16,168	32.3%	-0.3%
Other operating expenses, net	481	0.9%	132	0.3%	264.6%
Operating equity method (gain) loss in associates(4)	67	0.1%	35	0.1%	92.2%
Operating income (5)	6,276	12.0%	6,491	13.0%	-3.3%	-5.9%
Other non operating expenses, net	59		1,330		-95.6%
Non Operating equity method (gain) loss in associates(6)	(18)		11		NA
Interest expense	1,682		2,128		-21.0%
Interest income	93		182		-49.1%
Interest expense, net	1,589		1,946		-18.3%
Foreign exchange loss (gain)	(268)		(139)		92.7%
Loss (gain) on monetary position in inflationary subsidiries	-		(178)		NA
Market value (gain) loss on financial instruments	59		82		-27.6%
Comprehensive financing result	1,381		1,711		-19.3%
Income before taxes	4,854		3,439		41.2%
Income taxes	1,664		850		95.7%
Consolidated net income	3,191		2,589		23.2%
Net income attributable to equity holders of the company	2,781	5.3%	2,229	4.4%	24.7%
Non-controlling interest	410		360		14.0%
Operating income (5)	6,276	12.0%	6,491	13.0%	-3.3%
Depreciation	2,478		2,477		0.0%
Amortization and other operating non-cash charges	757		802		-5.6%
Operating cash flow (5)(7)	9,511	18.3%	9,770	19.5%	-2.6%	-0.0%

CAPEX	2,722		2,539

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Please refer to page 18 for revenue breakdown.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(8) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 2Q 2018	Page 28
July 26, 2018

YTD - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	12,836.7		12,431.9		3.3%	0.7%
Volume (million unit cases) (2)	1,884.9		1,876.3		0.5%	-0.7%
Average price per unit case (2)	50.48		49.97		1.0%
Net revenues	101,580		99,694		1.9%
Other operating revenues	218		154		41.8%
Total revenues (3)	101,799	100.0%	99,849	100.0%	2.0%	7.5%
Cost of goods sold	56,931	55.9%	55,175	55.3%	3.2%
Gross profit	44,868	44.1%	44,674	44.7%	0.4%	4.2%
Operating expenses	32,061	31.5%	32,168	32.2%	-0.3%
Other operating expenses, net	532	0.5%	(258)	-0.3%	NA
Operating equity method (gain) loss in associates(4)	116	0.1%	(11)	-0.0%	NA
Operating income (5)	12,159	11.9%	12,775	12.8%	-4.8%	-3.9%
Other non operating expenses, net	121		(1,335)		NA
Non Operating equity method (gain) loss in associates(6)	(6)		(26)		-76.2%
Interest expense	3,694		4,641		-20.4%
Interest income	506		362		39.9%
Interest expense, net	3,187		4,279		-25.5%
Foreign exchange loss (gain)	(39)		(193)		-79.7%
Loss (gain) on monetary position in inflationary subsidiries	-		(424)		NA
Market value (gain) loss on financial instruments	305		(352)		NA
Comprehensive financing result	3,453		3,310		4.3%
Income before taxes	8,592		10,825		-20.6%
Income taxes	2,860		1,884		51.8%
Consolidated net income	5,732		8,941		-35.9%
Net income attributable to equity holders of the company	5,195	5.1%	8,413	8.4%	-38.3%
Non-controlling interest	537		528		1.7%
Operating income (5)	12,159	11.9%	12,775	12.8%	-4.8%
Depreciation	4,831		4,839		-0.2%
Amortization and other operating non-cash charges	1,226		1,387		-11.6%
Operating cash flow (5)(7)	18,217	17.9%	19,000	19.0%	-4.1%	0.8%

CAPEX	4,587		6,425

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Please refer to page 19 for revenue breakdown.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(8) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 2Q 2018	Page 29
July 26, 2018

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

Quarterly information
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	3,072.2		2,997.5		2.5%	-0.1%
Volume (million unit cases)	552.2		543.7		1.6%	-0.1%
Average price per unit case	47.78		45.13		5.9%
Net revenues	26,383		24,536
Other operating revenues	9		11
Total revenues (2)	26,392	100.0%	24,547	100.0%	7.5%	4.3%
Cost of goods sold	13,511	51.2%	12,386	50.5%
Gross profit	12,881	48.8%	12,161	49.5%	5.9%	2.8%
Operating expenses	8,719	33.0%	7,906	32.2%
Other operating expenses, net	276	1.0%	(26)	-0.1%
Operating equity method (gain) loss in associates (3)	85	0.3%	42	0.2%
Operating income (4)	3,800	14.4%	4,239	17.3%	-10.4%	-12.5%
Depreciation, amortization & other operating non-cash charges	1,814	6.9%	1,396	5.7%
Operating cash flow (4)(5)	5,614	21.3%	5,635	23.0%	-0.4%	-2.9%

Accumulated information
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	5,746.2		5,677.9		1.2%	-0.2%
Volume (million unit cases)	1,027.1		1,016.7		1.0%	0.1%
Average price per unit case	47.37		45.24		4.7%
Net revenues	48,652		45,995
Other operating revenues	17		25
Total revenues (2)	48,669	100.0%	46,020	100.0%	5.8%	4.7%
Cost of goods sold	25,305	52.0%	23,433	50.9%
Gross profit	23,365	48.0%	22,587	49.1%	3.4%	2.4%
Operating expenses	16,585	34.1%	15,399	33.5%
Other operating expenses, net	172	0.4%	(92)	-0.2%
Operating equity method (gain) loss in associates (3)	144	0.3%	46	0.1%
Operating income (4)	6,463	13.3%	7,233	15.7%	-10.7%	-11.4%
Depreciation, amortization & other operating non-cash charges	3,247	6.7%	2,641	5.7%
Operating cash flow (4)(5)	9,710	20.0%	9,875	21.5%	-1.7%	-2.6%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 18 and 19 for revenue breakdown.

(3) Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.

(4) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 2Q 2018	Page 30
July 26, 2018

South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	1,808.2		2,016.7		-5.4%	-0.3%
Volume (million unit cases) (2)	270.8		316.1		-6.9%	-2.4%
Average price per unit case (2)	56.29		59.12		-4.8%
Net revenues	18,085		19,595
Other operating revenues	93		48
Total revenues (3)	18,177	100.0%	19,643	100.0%	-7.5%	5.9%
Cost of goods sold	10,201	56.1%	11,369	57.9%
Gross profit	7,976	43.9%	8,274	42.1%	-3.6%	7.5%
Operating expenses	5,649	31.1%	6,415	32.7%
Other operating expenses, net	194	1.1%	154	0.8%
Operating equity method (gain) loss in associates (4)	(18)	-0.1%	(8)	-0.0%
Operating income (5)	2,152	11.8%	1,712	8.7%	25.7%	19.9%
Depreciation, amortization & other operating non-cash charges	961	5.3%	1,363	6.9%
Operating cash flow (5)(6)	3,112	17.1%	3,076	15.7%	1.2%	16.6%

Accumulated information
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	3,819.7		3,929.0		-2.8%	2.1%
Volume (million unit cases) (2)	583.8		606.7		-3.8%	0.5%
Average price per unit case (2)	57.20		63.05		-9.3%
Net revenues	39,821		44,181
Other operating revenues	201		129
Total revenues (3)	40,022	100.0%	44,311	100.0%	-9.7%	6.3%
Cost of goods sold	22,314	55.8%	26,057	58.8%
Gross profit	17,708	44.2%	18,254	41.2%	-3.0%	12.1%
Operating expenses	12,153	30.4%	13,719	31.0%
Other operating expenses, net	329	0.8%	(181)	-0.4%
Operating equity method (gain) loss in associates (4)	(28)	-0.1%	(57)	-0.1%
Operating income (5)	5,255	13.1%	4,773	10.8%	10.1%	14.9%
Depreciation, amortization & other operating non-cash charges	1,925	4.8%	2,694	6.1%
Operating cash flow (5)(6)	7,181	17.9%	7,467	16.9%	-3.8%	14.1%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Please refer to pages 18 and 19 for revenue breakdown.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 2Q 2018	Page 31
July 26, 2018

Asia Division

Expressed in millions of Mexican pesos(1)

Quarterly information
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable(4)
Transactions (million transactions)	1,818.8		1,780.5		2.1%	2.1%
Volume (million unit cases)	154.2		160.5		-4.0%	-4.0%
Average price per unit case	48.75		36.87		32.2%
Net revenues	7,517		5,917
Other operating revenues	-		-
Total revenues (3)	7,517	100.0%	5,917	100.0%	27.0%	27.7%
Cost of goods sold	5,423	72.1%	3,527	59.6%
Gross profit	2,094	27.9%	2,390	40.4%	-12.4%	-11.9%
Operating expenses	1,759	23.4%	1,847	31.2%
Other operating expenses, net	11	0.1%	3	0.1%
Operating income (5)	324	4.3%	540	9.1%	-40.0%	-40.1%
Depreciation, amortization & other operating non-cash charges	461	6.1%	519	8.8%
Operating cash flow (5)(6)	785	10.4%	1,059	17.9%	-25.9%	-26.2%

Accumulated information
	YTD 2018	% Rev	YTD 2017(2)	% Rev	Δ % Reported	Δ % Comparable(4)
Transactions (million transactions) (2)	3,270.8		2,825.1		15.8%	0.6%
Volume (million unit cases) (2)	274.0		252.8		8.4%	-5.8%
Average price per unit case (2)	47.83		37.65		27.0%
Net revenues	13,107		9,518
Other operating revenues	-		-
Total revenues (3)	13,107	100.0%	9,518	100.0%	37.7%	23.6%
Cost of goods sold	9,312	71.0%	5,685	59.7%
Gross profit	3,795	29.0%	3,833	40.3%	-1.0%	-14.4%
Operating expenses	3,323	25.3%	3,050	32.0%
Other operating expenses, net	31	0.2%	15	0.2%
Operating income (5)	441	3.4%	768	8.1%	-42.6%	-44.3%
Depreciation, amortization & other operating non-cash charges	885	6.8%	890	9.4%
Operating cash flow (5)(6)	1,326	10.1%	1,658	17.4%	-20.0%	-27.0%

(1) Except volume and average price per unit case figures.

(2) Includes February to June for 2017

(3) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(4) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Press Release 2Q 2018	Page 32
July 26, 2018

Consolidated Balance Sheet

Expressed in millions of Mexican pesos.

	Jun-18		Dec-17
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	23,469	Ps.	18,767
Total accounts receivable		13,766		17,576
Inventories		11,385		11,364
Other current assets		8,330		7,950
Total current assets		56,951		55,657
Property, plant and equipment
Property, plant and equipment		121,442		121,968
Accumulated depreciation		(48,918)		(46,141)
Total property, plant and equipment, net		72,523		75,827
Investment in shares		11,327		12,540
Intangibles assets and other assets		122,394		124,243
Other non-current assets		18,271		17,410
Total Assets	Ps.	281,466	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	12,003	Ps.	12,171
Suppliers		16,728		19,956
Other current liabilities		20,810		23,467
Total current liabilities		49,542		55,595
Long-term bank loans and notes payable		81,258		71,189
Other long-term liabilities		17,838		18,184
Total liabilities		148,637		144,968
Equity
Non-controlling interest		17,049		18,141
Total controlling interest		115,779		122,568
Total equity		132,829		140,710
Total Liabilities and Equity	Ps.	281,466	Ps.	285,677

Press Release 2Q 2018	Page 33
July 26, 2018

Quarter - Volume, Transactions & Revenues

For the three months ended on June 30, 2018 and 2017

Volume
Expressed in million unit cases	2Q 2018					2Q 2017					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	360.9	29.0	76.4	32.4	498.7	360.7	28.4	81.7	29.5	500.3	-0.3%
Central America	45.5	2.6	0.1	5.2	53.5	35.7	2.6	0.1	5.0	43.4	23.2%
Mexico and Central America	406.4	31.6	76.5	37.7	552.2	396.3	31.0	81.9	34.5	543.7	1.6%
Colombia	47.3	7.9	2.7	3.9	61.8	48.9	7.7	2.7	5.7	64.9	-4.8%
Venezuela	-	-	-	-	-	11.6	1.2	0.1	0.4	13.3	-
Brazil	150.0	9.7	1.6	9.6	170.8	149.8	7.5	1.3	7.7	166.3	2.7%
Argentina	31.0	3.6	1.0	2.5	38.1	37.6	4.6	0.7	3.4	46.3	-17.6%
South America	228.3	21.2	5.3	16.0	270.8	247.8	21.0	4.7	17.2	290.8	-6.9%
Philippines	126.8	7.4	11.9	8.0	154.2	127.9	7.5	9.0	16.2	160.5	-4.0%
Asia	126.8	7.4	11.9	8.0	154.2	127.9	7.5	9.0	16.2	160.5	-4.0%
Total	761.5	60.2	93.7	61.7	977.1	772.0	59.6	95.5	67.9	995.0	-1.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions	2Q 2018				2Q 2017				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	D%
Mexico	2,154.8	211.5	261.2	2,627.5	2,169.3	207.4	246.8	2,623.6	0.2%
Central America	364.9	16.0	63.7	444.7	293.3	15.7	65.0	374.0	18.9%
Mexico and Central America	2,519.8	227.5	325.0	3,072.2	2,462.6	223.2	311.8	2,997.5	2.5%
Colombia	348.0	82.2	44.4	474.5	371.2	72.4	56.4	500.0	-5.1%
Venezuela	-	-	-	-	84.1	9.9	4.9	98.8	-
Brazil	936.1	82.2	107.2	1,125.5	924.4	67.5	88.3	1,080.2	4.2%
Argentina	169.5	20.5	18.1	208.2	187.0	23.3	22.8	233.1	-10.7%
South America	1,453.6	184.9	169.7	1,808.2	1,566.7	173.1	172.4	1,912.2	-5.4%
Philippines	1,636.5	92.4	89.9	1,818.8	1,573.2	88.1	119.3	1,780.5	2.1%
Asia	1,636.5	92.4	89.9	1,818.8	1,573.2	88.1	119.3	1,780.5	2.1%
Total	5,609.8	504.7	584.6	6,699.1	5,602.5	484.3	603.4	6,690.2	0.1%

Revenues
Expressed in million Mexican Pesos	2Q 2018	2Q 2017	D%

Mexico	22,437	21,361	5.0%
Central America	3,955	3,186	24.1%
Mexico and Central America	26,392	24,547	7.5%
Colombia	3,493	3,463	0.8%
Venezuela	-	921	-
Brazil (3)	12,318	12,237	0.7%
Argentina	2,366	3,022	-21.7%
South America	18,177	19,643	-7.5%
Philippines	7,517	5,917	27.0%
Asia	7,517	5,917	27.0%
Total	52,086	50,108	3.9%

(3) Brazil includes Beer revenues of Ps. 2,843 million for the second quarter of 2018 and Ps. 2,402 million for the same period of the previous year.

Press Release 2Q 2018	Page 34
July 26, 2018

YTD - Volume, Transactions & Revenues

For the six months ended on June 30, 2018 and 2017

Volume
Expressed in million unit cases	YTD 2018					YTD 2017					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	671.0	54.2	142.9	60.6	928.7	674.6	52.3	150.3	55.6	932.7	-0.4%
Central America	82.3	5.5	0.3	10.2	98.4	68.8	5.2	0.3	9.6	84.0	17.2%
Mexico and Central America	753.3	59.7	143.2	70.8	1,027.1	743.4	57.4	150.6	65.3	1,016.7	1.0%
Colombia	97.7	16.7	5.9	8.2	128.5	93.8	15.1	5.4	11.4	125.8	2.1%
Venezuela	-	-	-	-	-	22.1	2.6	0.1	1.1	25.9	-
Brazil	319.3	22.1	3.6	20.6	365.6	317.9	18.8	3.0	16.8	356.5	2.6%
Argentina	71.8	8.9	2.5	6.5	89.7	79.2	10.4	1.5	7.5	98.6	-9.1%
South America	488.8	47.7	12.0	35.3	583.8	513.0	46.9	10.1	36.8	606.8	-3.8%
Philippines (3)	224.0	13.3	22.1	14.7	274.0	201.2	11.8	14.9	24.9	252.8	8.4%
Asia	224.0	13.3	22.1	14.7	274.0	201.2	11.8	14.9	24.9	252.8	8.4%
Total	1,466.1	120.7	177.3	120.8	1,884.9	1,457.6	116.2	175.5	127.0	1,876.3	0.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Philippines information reported for 2017 includes February to June.

Transactions
Expressed in million transactions	YTD 2018				YTD 2017				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	D%
Mexico	4,041.3	394.1	491.6	4,927.0	4,091.8	384.9	473.9	4,950.5	-0.5%
Central America	659.8	32.2	127.2	819.2	570.6	31.3	125.4	727.4	12.6%
Mexico and Central America	4,701.1	426.4	618.8	5,746.2	4,662.4	416.2	599.3	5,677.9	1.2%
Colombia	722.4	167.6	90.3	980.4	721.5	139.8	116.3	977.6	0.3%
Venezuela	-	-	-	-	155.5	24.6	8.7	188.8	-
Brazil	1,960.3	190.6	223.3	2,374.2	1,918.7	167.5	188.2	2,274.5	4.4%
Argentina	373.9	48.0	43.2	465.1	387.1	51.9	49.1	488.1	-4.7%
South America	3,056.6	406.2	356.9	3,819.7	3,182.8	383.8	362.3	3,928.9	-2.8%
Philippines (3)	2,927.0	164.8	179.0	3,270.8	2,500.5	136.7	187.9	2,825.1	15.8%
Asia	2,927.0	164.8	179.0	3,270.8	2,500.5	136.7	187.9	2,825.1	15.8%
Total	10,684.7	997.4	1,154.6	12,836.7	10,345.8	936.6	1,149.5	12,431.9	3.3%

Revenues
Expressed in million Mexican Pesos	YTD 2018	YTD 2017	D%

Mexico	41,521	39,474	5.2%
Central America	7,148	6,546	9.2%
Mexico and Central America	48,669	46,020	5.8%
Colombia	7,093	7,098	-0.1%
Venezuela	-	2,173	-
Brazil (4)	27,166	28,311	-4.0%
Argentina	5,763	6,728	-14.3%
South America	40,022	44,311	-9.7%
Philippines (3)	13,107	9,518	37.7%
Asia	13,107	9,518	37.7%
Total	101,799	99,849	2.0%

(4) Brazil includes Beer revenues of Ps. 6,429 million for the first six months of 2018 and Ps. 5,927 million for the same period of the previous year.

Press Release 2Q 2018	Page 35
July 26, 2018

Macroeconomic Information

Second quarter 2018

Inflation(1)

	LTM	2Q 18	YTD
Mexico	4.67%	-0.72%	0.57%
Colombia	3.19%	0.50%	2.57%
Brazil	2.95%	0.79%	1.73%
Argentina	27.61%	6.97%	14.18%
Philippines	5.27%	0.51%	3.11%

(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	2Q 18	2Q 17	Δ %	YTD 18	YTD 17	Δ %
Mexico	19.37	18.60	4.2%	19.07	19.49	-2.2%
Guatemala	7.44	7.34	1.4%	7.40	7.39	0.3%
Nicaragua	31.36	29.86	5.0%	31.17	29.68	5.0%
Costa Rica	569.03	575.31	-1.1%	570.49	570.01	0.1%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,840.31	2,918.63	-2.7%	2,850.34	2,920.35	-2.4%
Brazil	3.61	3.21	12.2%	3.43	3.18	7.8%
Argentina	23.53	15.73	49.5%	21.62	15.70	37.6%
Philippines	52.45	49.86	5.2%	51.95	49.92	4.1%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Jun 2018	Jun 2017	Δ %	Mar 2018	Mar 2017	Δ %
Mexico	19.86	17.90	11.0%	18.34	18.81	-2.5%
Guatemala	7.49	7.34	2.2%	7.40	2.56	188.7%
Nicaragua	31.55	30.04	5.0%	31.16	29.68	5.0%
Costa Rica	570.08	579.87	-1.7%	569.31	567.34	0.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,930.80	3,038.26	-3.5%	2,780.47	2,880.24	-3.5%
Brazil	3.86	3.31	16.6%	3.32	3.17	4.9%
Argentina	28.85	16.63	73.5%	20.15	15.39	30.9%
Philippines	53.52	50.47	6.1%	52.21	50.19	4.0%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Press Release 2Q 2018	Page 36
July 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Executive Officer

Date: July 27, 2018